Filed pursuant to Rule 433

Registration No. 333-174268

A two-minute guide.

The following information is dated 13 October 2011 and has not been subsequently updated. No person other than KfW has been authorized to use or distribute this document.

KfW at a Glance.

•	The promotional bank of the Federal Republic of Germany, established in 1948 as a public law institution.
•	Ownership: The Federal Republic of Germany holds 80% of the capital, the German federal states (Länder) the remaining 20%.
•	Exempt from corporate taxes and from the requirements of the German Banking Act (Kreditwesengesetz).
•	Regulated by the “Law Concerning KfW” (Gesetz über die Kreditanstalt für Wiederaufbau).
•	Supervised by the German Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology.
•	Explicit and direct statutory guarantee and institutional liability (Anstaltslast) of the Federal Republic of Germany.

Explicit and Direct Statutory Guarantee from the Federal Republic of Germany.

The Law Concerning KfW expressly provides that the Federal Republic of Germany guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (Law Concerning KfW, § 1a).

KfW’s Ratings.*

Long-term rating	Short-term rating	Outlook

AAA	A-1+	Stable

Aaa	P-1	Stable

AAA	F1+	Stable

* A rating is not a recommendation to buy, hold or sell the securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

KfW Bankengruppe’s* Business Areas.

KfW Mittelstandsbank	KfW IPEX-Bank
Promotion of small- and medium-sized enterprises, business founders, start-ups & self-employed professionals in Germany.	Customized financing for exports and project and corporate financing worldwide via its wholly owned entity KfW IPEX-Bank.
KfW Privatkundenbank	KfW Entwicklungsbank/DEG
Housing-related loans and grants as well as financing for education to private individuals in Germany.	KfW’s public (KfW Development Bank) & private sector (DEG) development cooperation activities.
KfW Kommunalbank	Capital Markets
Financing for public clients, such as municipalities and regional promotional banks.	Treasury and funding, securitization, and other capital markets-related activities.

* KfW and its consolidated subsidiaries

Selected Financial Data of KfW Bankengruppe.

	2011*	2010**
	as of 30.06.	as of 30.12.
EUR in billions
Balance sheet total	446.2	441.8

Equity	17.6	15.8

Tier 1 ratio	14.8%	12.4%

Operating result before valuation	1.0	2.3

Consolidated profit	1.8	2.6

* Unaudited interim financial information prepared in accordance with IFRS applicable to interim financial reporting as adopted by the European Union. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2011.

      KfW’s Funding Volume (EUR billion)

** Consolidated financial statements prepared in accordance with IFRS as adopted by the European Union

A two-minute guide. KfW’s Three-Pillar Funding-Strategy.

KfW’s US-MTN Program.

Fact Sheet		Possible Structures

• Program volume:	USD 10 billion	• Callables
• Targeted investors:	US-domiciled investors	• Range-accruals
• Currencies:	USD and other major currencies	• Zero-bonds
• Governing law, Forum:	German law, Frankfurt am Main, Germany	• CMS/CMT-linked structures
• Listing:	None	• FX-linked structures
• Registered with the SEC		• Index-linked structures
• Inflation-linked structures
• Equity-linked structures
• Commodity-linked structures
• ...

US-MTN Dealer Panel	Current Funding Policy

• Current permanent dealers: BofA Merrill Lynch, Barclays Capital, Goldman, Sachs & Co., Morgan Stanley	• Envisaged minimum size: • Envisaged minimum non-call-period:	USD 5 million 6 months
• Open platform: Accessible to “Dealers of the Day”	• Envisaged minimum call-frequency:	Quarterly
• Permanent dealer panel can be extended	• Minimum maturity:	1 year
	• Method of distribution:	Firm underwriting

Where to find out more …

•	about KfW Bankengruppe: www.kfw.de
•	about KfW’s SEC-registered securities and company information: www.sec.gov/edgar.shtml
•	Subscription to KfW’s e-mail US-newsletter under: www.kfw.de/us-investors

... or contact us.

• Dr. Frank Czichowski	Treasurer	+ 49 69 7431-2165	frank.czichowski@kfw.de
• Horst Seissinger	Head of Capital Markets	+ 49 69 7431-2048	horst.seissinger@kfw.de
• Petra Wehlert	Head of New Issues Public Bonds	+ 49 69 7431-4650	petra.wehlert@kfw.de
• Alexander Liebethal	Head of New Issues Private Placements	+ 49 69 7431-4656	alexander.liebethal@kfw.de
• Dr. Bernd Siegfried	Head of Investor Relations	+ 49 69 7431-2222	investor.relations@kfw.de

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. KfW’s prospectus supplement relating to the US MTN Program is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746911005439/a2204273z424b3.htm , KfW’s base prospectus relating to SEC-registered notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746911005435/a2204267z424b3.htm . Alternatively, the issuer will arrange to send you the prospectus, which you may request by calling collect 1800 292 0049 (for the operator) and then 069 7431 22 22 (for KfW’s Investor Relations Team) or by emailing investor.relations@kfw.de.